Exhibit (a)(11)

EMPLOYEE BENEFITS

Brought to you by HR

at American Tower

July 21, 2003

Q&A:  The Option Exchange Program

We are providing an additional Q&A to help you consider whether participating in the option exchange program is right for you. This Q&A is particularly important to employees of subsidiaries of American Tower Corporation. We urge you to read it carefully as well as the other information in the our option exchange offer document, “Exchange of Outstanding Stock Options Held By Employees of American Tower Corporation”, dated June 24, 2003 (the “Offer to Exchange”).

Please be reminded that the expiration date for the option exchange program is 5:00 p.m., Boston Time on August 1, 2003 and that you may tender eligible options, or withdraw previously tendered eligible options, at any time prior to the expiration by submitting the appropriate paperwork.

Q.25. I am an employee of a subsidiary of American Tower Corporation that is currently an eligible subsidiary of American Tower Corporation (i.e., a company in which American Tower Corporation owns 50% or more of the ownership interests) and would like to tender some options.

What happens if I elect to exchange options, but later the subsidiary at which I work is sold, or American Tower divests part or all of its ownership, resulting in American Tower no longer owning 50% or more? Does that mean that my employment has been terminated for the purposes of this exchange option program and that I might not receive any compensation for any of the options that I may have tendered in the option exchange program?

A. Yes. The Amended and Restated 1997 Stock Option Plan allows options to be granted only to employees of American Tower Corporation or subsidiaries in which it owns 50% or more of the voting power. If American Tower Corporation sells or otherwise disposes of a subsidiary at which you work, your employment will be terminated for the purposes of this option exchange program, as of the date that American Tower owns less than 50% of your employer, even if you continue to work for the former eligible subsidiary.

This form of termination of employment is no different than any other kind of involuntary termination and has the same effects as described in the Offer to Exchange:

•	If your employment is terminated for any reason before the new option grant date, you will not receive any new options or any other compensation for your options that have been accepted for exchange (and we expect, promptly after the expiration of the offer, to accept all options that were properly tendered to us).

•	If your employment is terminated for any reason after the new option grant date, you will receive a new option grant but you may not be able to exercise it, unless the post-termination period to exercise the option (usually, three months) extends beyond the six month waiting period that follows the new option grant date.

For more information, please refer to the Offer to Exchange, including Question and Answer, Q.10. (page 3), Section 8 of The Offer (page 13) and Risk Factors (pages 20-21).

If you are employed by a subsidiary that is currently an eligible subsidiary, you should be cautioned that your employer could become an ineligible subsidiary before or after the new option grant date. If this happens, your employment will be terminated for purposes of the option exchange program. As a result, depending on when your employer becomes an ineligible subsidiary, you might receive no compensation for any options that you may have tendered in the option exchange program.

In December 2002, American Tower Corporation announced that it is committed to a plan of disposing of Verestar, Inc., by December 2003. Based on this plan, we believe that Verestar will become an ineligible subsidiary prior to the new option grant date, which is expected to be in February 2004, and any current employees of Verestar that tender options in the exchange program will not receive new options or any other compensation for surrendered options because they will not be employees of an eligible subsidiary at the time of the new option grant date.

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